 As filed with the Securities and Exchange Commission on October 11, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   CFO

Date: October 11th, 2005

FOR IMMEDIATE RELEASE
 September 30, 2005

TELE2 COMPLETES THE ACQUISITION OF COMUNITEL

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today completed the acquisition of 99.96% of Comunitel from ONI. The purchase price on a debt free basis was MEUR 257. The deal has been completed as planned, after obtaining the clearance of the Spanish competition authorities on September 16.

Tele2 will now start the process of integrating its existing Spanish business and Comunitel in order to create a strong competitor in the business and residential segments of the Spanish telecommunications market. Until the integration is completed, both companies will continue providing services to their respective clients under their respective brands.

Jean Donadieu de Lavit, CEO of Tele2 Spain, commented, “Our objective at this stage is to continue growing the residential and corporate businesses, according to Tele2’s and Comunitel’s respective business plans. At the same time, we will start a process to gradually merge the companies over the next few months. Our clients will be the first to gain from the integration of Tele2 and Comunitel.”

Lars-Johan Jarnheimer, CEO and President of Tele2 commented, “We are pleased to have concluded this deal to acquire Comunitel. It immeasurably strengthens our Spanish operations and enables us to reach a broader customer base with improved product offerings.”

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have 29.4 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com